CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive	(301) 263-0200
Bethesda, Maryland 20817	Fax (301) 576-5193

August 10, 2010

Sebastian Gomez Abero, Staff Attorney
U.S. Securities and Exchange Commission
1000 F Street, N.E. (Mail Stop 4720)
Washington, D.C. 20549

Re:          Phyhealth Corporation
Amendment No. 4 to
Registration Statement on Form S-1 Filed July 13, 2010
File No. 333-163076

Dear Mr. Abero:

This firm has acted as securities counsel for Phyhealth Corporation (the “Registrant”), a Delaware corporation, generally since June 2007 and specifically in connection with the registration under the Securities Act of 1933, as amended, of the Series A Convertible Preferred, Series B Convertible Preferred and the underlying shares of common stock of par value $0.0001 per share, being spun-off pursuant to the Registration Statement to shareholders of Physicians Healthcare Management Group, Inc., the parent of Registrant.  Such Shares are as described in the Registration Statement filed November 13, 2009 on Form S-1 with the Securities and Exchange Commission under the Securities Act of 1933 and as amended December 13, 2009 via Pre-Effective Amendment No. 1; Pre-Effective Amendment No. 2 filed May 17, 2010; Pre-Effective Amendment No. 3 filed July 13, 2010; and Pre-Effective Amendment No. 4 (the “Registration Statement”) proposed to be distributed by the Registrant pursuant to the referenced Registration Statement, as outlined in the paragraph following.

In response to the Staff’s current July 21, 2010 comment letter (the “current comment letter”), we hereby file this response to the Staff’s comments.  The Staff has permitted the Company to file on EDGAR this Response Letter on a pre-filing review basis.  Please note that this Response Letter (being filed today on EDGAR as correspondence) relates to Pre-Effective Amendment 4 proposed to be filed on EDGAR following your pre-filing review.

This Pre-Effective Amendment No. 4 will reflect cumulative changes since P.E. No. 3 was filed July 13, 2010.  This letter responds to the comments in the indicated order in the current comment letter relating to P.E. No. 3 following your pre-filing review.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission	August 10, 2010

For the convenience of the Staff, we have reproduced the Staff’s comments from the Comment Letter In italics.  The responses to those Comments immediately follow the reproduced Staff comments.  In addition to submitting this letters simultaneously herewith, we are sending you via messenger two (2) copies of this letter being filed overnight as Correspondence on EDGAR.  The associated Pre-Effective Amendment No. 4 to the Form S-1 is attached and, to facilitate your review, the hard copies provided have been done on a tracked changes basis to reflect cumulative changes since the original filing.

Cover Page

1.
We note your response to our prior comment 1 and the footnote disclosure added to the registration fee table. Please revise the fee table so that each class of securities appears on a different line of the fee table (i.e. 10,063,936 shares of common stock; 3,240,000 shares of Series A Preferred Convertible stock; and 622,324 shares of Series B Preferred Convertible stock).

Response to Comment 1:  While your Comment 1 alludes to 10,063,936 Shares, that would duplicate the 3,472,713 shares that will be retained by PHYH.   Subject to that adjustment, the requested disclosure has been incorporated per the following:

CALCULATION OF REGISTRATION FEE (1) (2)

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Aggregate Amount of Registration Fee
Common Stock, par value $0.0001 per share	6,591,223 Shares	$0.025	$868,104.57	$55.80
Series A Convertible Preferred	3,240,000 Shares	N/A	N/A	N/A
Series B Convertible Preferred	622,324 Shares	N/A	N/A	N/A

(1)
Represents, based on the number of shares outstanding as of November 2, 2009, upon the assumption of a 2% dividend by Phyhealth Corporation (“Phyhealth” or “Registrant”) as follows:  (i) 6,591,223 shares of Phyhealth common stock on the 155,925,507 outstanding common shares of Physicians Healthcare Management Group, Inc. (“PHYH”); (ii) 3,240,000 of Registrant’s Series A Preferred Convertible shares (which are convertible into 3,240,000 common shares) on the 162,000,000 Series A Preferred Convertible shares of PHYH; (iii) 622,324 of Registrant’s Series B Preferred Convertible shares which are convertible into 24,892,941 Registrant’s common shares on the 31,116,176 Preferred B shares of PHYH; and (iv) 3,472,713 common shares (10% of Registrant’s new capitalization, fully diluted) to be retained by PHYH, currently Phyhealth’s parent.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average high and low prices of PHYH common shares, par value $0.0001 per share, as reported on Pink Sheets.com on November 6, 2009.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission	August 10, 2010

Prospectus Cover Page

2.
Please revise the title in the prospectus cover page to state that you are registering 3,472,713 shares of common stock that will be issued to PHYH in addition to the 6,591,223 shares of common stock, 3,240,000 shares of Series A Preferred Convertible and 622,324 shares of Series B Preferred Convertible

Response to Comment 2:  The requested disclosure has been incorporated per the following:

6,591,223 SHARES OF COMMON STOCK, PAR VALUE $0.0001 PAR VALUE, 3,240,000 OF SERIES A PREFERRED CONVERTIBLE SHARES AND 622,324 OF SERIES B PREFERRED CONVERTIBLE SHARES OF PHYHEALTH CORPORATION BEING SPUN-OFF BY ITS PARENT, PHYSICIANS HEALTHCARE MANAGEMENT GROUP, INC.  (“PHYH”), WHICH INCLUDES 3,472,713 SHARES OF COMMON STOCK TO BE ISSUED TO PHYH

Risk Factors, page 11
General

3.	We note our prior comment 8 and reissue the comment in part, Please delete the sentence Such summary is not intended to be exhaustive of risks that are or may become relevant.

Response to Comment 3:  The requested passage has been deleted per the following:

The occurrence of any of the risks or uncertainties described below could significantly and adversely affect our business, prospects, financial condition and operating results.  In any event, the trading price of PHYH’s common stock (and Phyhealth, once the market expected to develop, occurs) could decline, and the investor could lose part or all of his investment.

Related Party Transactions, page 29

4.
Your disclosure about related party transactions with Nutmeg Group, LLC and Mr. Randall Goulding continues to refer to the "notes to the attached financial statements (Appendix F)." We are unable to find the notes to the financial statements discussing the related party transactions with Nutmeg Group, LLC and Mr. Goulding. Please tells us the page number where that disclosure appears or if the reference is not correct, delete the reference to the financial statements.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission	August 10, 2010

Response to Comment 4:  The inaccurate reference occurred because of miscommunication between in-house personnel and the undersigned.  The requested disclosure has been incorporated per the following:

(2)
Nutmeg has invested a substantial amount of money in PHYH over the years. Randall Goulding until March 2009, was the investment adviser to Nutmeg. He currently controls no shares in either PHYH or Phyhealth. Since July 2009, Mr. Goulding served as outside counsel to PHYH. He introduced his brother, Dr. Richard E. Goulding, to Robert Trinka (Chairman and President) and thereafter Richard Goulding became a member of the Board of Directors of both PHYH and Phyhealth.  On March 23, 2009, the SEC filed a civil suit against Nutmeg, Randall Goulding and others alleging various violations of the Investment Advisers Act of 1934, concerning how the funds to which Nutmeg served as general partner and investment adviser were managed.  Neither Phyhealth nor PHYH is party to the complaint.  PHYH has responded to the SEC’s third party subpoena in the matter.  In addition, the court-appointed receiver, Leslie Weiss, has claimed that Randall Goulding has a conflict of interest.  Ms. Weiss has made a similar claim with regard to Carl Duncan, Esq., securities counsel to both Phyhealth and PHYH --and not a party to the complaint.  In follow-up correspondence, Mr. Duncan asked for clarification and for the underlying basis and analysis for Ms. Weiss’s claim.  However, she did not respond with such details.  Accordingly, Phyhealth, PHYH, PHYH, Randall Goulding and Mr. Duncan did not (and do not believe) there is any conflict and, therefore, neither Phyhealth nor PHYH has acted to terminate either.

PHYH Overview, page 31

5.
Please refer to the revised disclosure on page 31. You updated the total accumulated deficit amount as of March 31, 2010 but did not change the percentage of non-cash adjustments to the total accumulated deficit amount. Please revise your disclosure accordingly.

Response to Comment 5:  The requested revision has been incorporated per the attached:

PHYH Overview

Physicians Healthcare Management Group, Inc. (“PHYH”) is a Nevada corporation located at 700 South Royal Poinciana Boulevard -- Suite 506, Miami, Florida 33166 (Telephone: 305-779-1760).  PHYH’s business model consists of forming community health plans in partnership with local physicians, who will offer government and commercial health insurance products tailored to the needs of the local markets the plans serve. The design of PHYH’s business model integrates the major financial and reimbursement aspects of delivering healthcare, including providing its physician partners with professional liability (medical malpractice) insurance coverage through its subsidiary, Phyhealth Underwriters, Inc. (“Underwriters”) and its affiliate, Physhield Insurance Exchange, a Risk Retention Group (“Physhield”). PHYH’s overall success relies largely on the profitable management of insured risks.  PHYH is a development stage company. It has not produced revenue from operations since its inception and has an accumulated deficit of $5,334,036 as of March 31, 2010. The accumulated deficit included the following transactions:

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission	August 10, 2010

•	$1,765,669 of interest expense mostly paid through issuance of stock certificates
•
$558,260 adjustment when the Company repurchased its common stock through notes payable which were subsequently paid off through the issuance of series B preferred stock as described in the stockholders’ equity footnote in the Physicians Healthcare Management Group, Inc. December 31, 2009 financial statements

•	$353,572 of stock and stock option compensation expenses

Consequently, $2,677,501, or 50 percent, of the accumulated deficit is due to non-cash accounting adjustments that did not and will not require the outlay of cash by either PHYH or Phyhealth.

Key Corporate Management, page 51

6.
We note our prior comment 22 and reissue the comment in part. As required under Item 401(e) of Regulation S-K, please discuss for the Chairman and each of the directors the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director, in light of your business and structure.

Response to Comment 6:  The requested revision has been incorporated per the following:

Robert L. Trinka, MBA, FLMI, MHP, CIC, has been the Chairman of the Board of Directors, President and Chief Executive Officer of PHYH since it was organized in April 2005, and has been a full-time employee of PHYH since July 1, 2007.  He has been a Director on the Board of Directors, President and Chief Executive Officer of Phyhealth Corporation since its inception in January 2008.  He is also the Chairman of the Subscribers Advisory Committee and President of Physhield and a Director on the Board of Directors and President of Phyhealth Underwriters.

Mr. Trinka has more than 30 years of insurance industry executive management experience, including managing both medical malpractice (property and casualty) and healthcare insurance (life and health) and business lines.  He was Vice President of Claims for Underwriter for the Professions, the attorney-in-fact for The Doctors Company, an Interinsurance Exchange, from 1977 to 1980.  He performed a key role in the start-up and early development of The Doctors Company which was among the first physician-owned medical malpractice insurers, formed as a result of the California medical malpractice insurance crisis in 1975.  The Doctors Company is now one of the leading medical malpractice insurers in the nation insuring more than 46,000 physicians with over $500 million in net earned premium written, and $3 billion in assets. (Financial data taken from the 2009 Annual Report of The Doctors Company, www.thedoctors.com).

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission	August 10, 2010

Mr. Trinka was employed with John Alden Financial Corporation from 1982 to 1996 where he served in several executive positions, including Vice President of Claims, Vice President of Operations – Financial Institutions Division and Vice President – Provider Markets Division.  Mr. Trinka was a member of the management team that acquired John Alden Financial Corporation (JAFCO) in October 1987 through a leveraged buy-out.  Mr. Trinka remained a part of the management team when JAFCO filed an Initial Public Offering in October 1992 and subsequently became an NYSE-traded Fortune 400 corporation, eventually acquired by Fortis Corporation in 1998.  Mr. Trinka played a significant role in the growth of John Alden Insurance Company and JAFCO from approximately $50 million in annual premium to a national company insuring 2 million people under its small business health insurance programs with over $2 billion in annual premium and $6 billion in assets; he was responsible for company operations in Los Angeles, California; New York, New York; and the Miami Headquarters, managing over 100 professional, technical and managerial employees.  From 1993 to 1996, he led that Company’s Provider Markets Division, which was responsible for developing products and services aimed at the physician market.  He led the development and growth of the provider excess loss reinsurance product line which became the industry leader with over $25 million in annual reinsurance premium.

Mr. Trinka was employed from 1996 to 2000 as Vice President of McKenna & Associates, a subsidiary of The Sullivan Group (www.gjs.com), a California based privately held national insurance brokerage specializing in products and services for the healthcare industry.  He was employed by Aon Risk Services from 2000 to 2002 following Aon’s acquisition of McKenna & Associates.  Aon Corporation (www.aon.com) (trading symbol AOC) is the second largest insurance brokerage and consulting firm in the world.  In 2002, Mr. Trinka founded Healthcare Risk Partners, Inc., a licensed healthcare insurance agency, and continues to serve as President of that company which specializes in medical stop loss programs for hospitals and other employers who self-insure their employee medical benefit programs. Healthcare Risk Partners also provides insurance consulting services, including the formation of Uniphyd Corporation in 2002, an HMO development company.  As a consultant, Mr. Trinka served as the non-employee Chairman and CEO of Uniphyd Corporation until April 2005.

Mr. Trinka is has been a licensed insurance General Lines Agent from 1996 to the present (State of Florida License #A268244).  He is a Certified Insurance Counselor, a designation awarded by the National Alliance for Insurance Education & Research (www.TheNationalAlliance.com) and is an active member in the Society of Certified Insurance Counselors.  Mr. Trinka holds a Masters degree in Business Administration (MBA) from the University of Miami, Coral Gables, Florida.  He has earned the additional industry designations of Fellow in the Life Insurance Office Management Association (FLMI), as well as Managed Healthcare Professional (MHP) from America’s Health Insurance Plans (www.ahip.com)..

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission	August 10, 2010

Mr. Trinka’s extensive background incorporating most aspects of the insurance industry, his experience with building businesses and forming companies, his corporate management experience in both public and private corporations large and small, and his professional education coupled with 35 years of business experience qualify him for the positions he holds with PHYH, Phyhealth Corporation and its subsidiaries, as well as Physhield Insurance Exchange.

Fidel R. Rodriguez, MBA, FLMI, has been a Director on the Board of Directors, Treasurer, Vice President & Chief Operating Officer of PHYH since it was organized in April 2005 and a full-time employee from July 1, 2007.  He has held the same positions with Phyhealth Corporation since its inception in January 2008.  He is also a Member of the Subscribers Advisory Committee, Treasurer and Secretary of Physhield, and a Director on the Board of Directors, Treasurer and Secretary of Phyhealth Underwriters.

Mr. Rodriguez has 20 years of information technology (IT) management experience in the health insurance, financial, software development, call center and telecommunications industries.  He was employed from 1983 to 1999 with John Alden Life Insurance Company (JAFCO), a NYSE-traded, Fortune 400 Company where he held several management information systems (MIS), operations and IT management positions. Mr. Rodriguez served as the Director of MIS from 1987 to 1995 for JAFCO’s Financial Institutions Division, responsible for the technology selection, application and implementation of information systems to process transactions for 350,000 annuity owners totaling $6 billion in assets. From 1995 to 1999, Mr. Rodriguez served as Director of the Provider Data Management Division, a 150 employee division responsible for managing the contract and utilization data necessary to pay the 80,000 healthcare providers in JAFCO’s contracted national provider network.

Mr. Rodriguez was the Director of Client Services for Cellit Technologies from 1999 to 2001 where he managed a 30 employee division responsible for the installation of call center software at customer locations in the U.S., South Africa, India, China and Brazil.  Miami-based Cellit Technologies was a start-up private company that developed a comprehensive call center software, and grew to 250 employees and $12,000,000 in annual revenue prior to its being acquired by Devox Communications Corporation, then the call center software market leader.

 Mr. Rodriguez holds a Bachelor of Science degree from Excelsior College and a Masters degree in Business Administration with a concentration in MIS from Bellevue University.  He has earned the insurance industry designation of Fellow in the Life Insurance Office Management Association and is a Microsoft Certified Systems Engineer (MCSE) as well as Certified Database Administrator (MCDBA)

Mr Rodriguez has broad operations management and information technology knowledge and experience directly applicable to his position with the Company.  He brings specific expertise in systems engineering, project management, process design, total quality management as well as significant knowledge and experience with leading start-up, rapid growth organizations.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission	August 10, 2010

Richard E. Goulding, MD has been a Director on the Board of Directors and Secretary of PHYH since it was organized in April 2005.  He has held the same positions with Phyhealth Corporation from its inception in January 2008.  Dr. Goulding is the Medical Director for Physhield Insurance Exchange, is a Member of the Physhield Subscribers Advisory Committee and a Director of Directors of Phyhealth Underwriters.

Dr. Goulding has been an independent investor, businessman and physician from 1999 to the present.  He was in private medical practice as an Otolaryngologist, Board Certified by the American Academy of Otolaryngology and a Head, Neck and Facial Plastic and Reconstructive Surgeon Board Certified by the American Academy of Facial Plastic & Reconstructive Surgery from 1984 to 1999.  Dr. Goulding was the Chief Resident Otolaryngology/Head & Neck Surgery/Facial Plastic Surgery at the University of Miami-Jackson Memorial Hospital and Chief of Otolaryngology at Holmes Regional Medical Center, Melbourne, Florida.  He holds a Bachelor of Science degree from the University of Florida and a Doctor of Medicine degree from Loyola University.

Having been a minority share holder of OMNI healthcare in Melbourne, Florida, Dr. Goulding is keenly aware of the peculiar problems associated with physicians as they are embracing a dismal economic future with regards to third party payments and related health and payment issues. As an author and public speaker, he is highly conversant with Phyhealth’s unusual health care model.  He is the author of “A Comprehensive Health Care Model”, which has been submitted to JAMA.  Dr. Goulding's standing to the medical community and involvement in the medical field, coupled with his demonstrated unique and disciplined insights into the practical application of health care, makes him uniquely qualified to be a member of the Phyhealth Board of Directors and made him an invaluable member of the Board, providing the medical practice input and balance which might otherwise be lacking.

Selected Financial Data, page 53

7.
We note your revised disclosure in response to prior comment 26. The net loss per share amount for the fiscal year ended December 31, 2008 does not appear to agree to the amount in the historical financial statements of PHYH. Also, it appears that the net loss per share calculation for the fiscal year ended December 31, 2005 should be $(0.03) per share. Please revise your filing accordingly.

Response to Comment 7:  The requested revision has been incorporated per the following:

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission	August 10, 2010

SELECTED FINANCIAL DATA

The following table sets forth certain financial data for PHYH. The selected financial data should be read in conjunction with PHYH’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of PHYH and notes thereto.  The selected financial data for the three months ended March 31, 2010 and for the years ended December 31, 2009 through 2006 and for the period February 14, 2005 (inception) to December 31, 2005, have been derived from PHYH’s audited and unaudited consolidated financial statements.  (See Appendix F).

	For the three Months ended 3/31/10	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06		2/14/2005 (Inception) to 12/31/05
Income Statement Data:
Revenue	$-	$-	$-	$-	$	--$ -	-
Operating Expenses	$(173,845)	$(358,649)	$(1,093,845)	$(599,168)		$(380,481)	$(209,018)
Loss From Operations	$(173,845)	$(358,649)	$(1,093,845)	$(599,168)		$(380,481)	$(209,018)
Interest and Other income and expense, net	$6,849	$(235,976)	$(1,748,022)	$-		$(250)	$-
Net Loss attributable to PHYH	$(156,393)	$(588,599)	$(2,841,867)	$(599,168)		$(380,731)	$(209,018)
Net Loss per Share	$-	$-	$(0.02)	$-		$-	$(0.03)
Common and Common Equivalent Shares Outstanding	155,925,507	155,925,819	155,998,864	241,144,801		175,968,860	6,835,488
Pro Forma Net Loss per Share (See Note 1)	$(0.02)	$(0.09)	-	-		-	-
Pro Forma Common and Common Equivalent Shares -
Outstanding (See Note 1)	6,591,223	6,591,229	-	-		-	-
Balance Sheet Data:
Working Capital	$1,654,102	$1,339,112	$2,776,150	$15,802		$16,837	$15,719
Total Assets	$3,118,603	$2,693,860	$3,406,321	$57,713		$57,713	$32,995
Accumulated Deficit	$(5,334,036)	$(5,177,643)	$(4,589,044)	$(1,747,177)		$(589,749)	$(209,018)
Stockholders’ Equity (Deficit)	$(4,377,134)	$(4,805,760)	$(4,172,347)	$(1,429,203)		$36,524	$31,311

Note 1:  Common and common equivalent shares outstanding reflect the pro forma application of the spin-off described in this Prospectus.  The weighted average share of common stock reflects: (1) the issuance of 1 share of common stock of Phyhealth for every 50 common shares of PHYH; (2) 3,471,713 shares of Phyhealth common stock to be issued to PHYH; and (3) 1,000 Phyhealth common shares already held by PHYH.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission	August 10, 2010

Security Ownership of Certain Beneficial Owners and Managers, Page 57

8.
We note the new footnote in response to our prior comment 29 and reissue the comment. Please identify by name the natural persons that have sole or shared voting or investment power over the security holders that are not natural persons. It is not sufficient to simply state that those shares are voted and owned by their respective principals without identifying those individuals by name.

Response to Comment 8:  The requested revision has been incorporated via expanded footnote disclosure per the following:

(4)
For RDK Investments, the number of shares includes 176,589 shares of common stock and 367,384 shares of Series A preferred stock; for Sea Change Ventures and Trinka Family Partnership, the number of shares for each includes 88,295 shares of common stock and 183,692 shares of Series A preferred stock.  A preferred stock is convertible on a one-to-one basis to common shares.

*
Shares owned by corporations or other than non-natural persons are voted and owned by their respective principals, not shared with any other person or entity.  The Nutmeg Group, LLC is controlled by Leslie Weiss, as Receiver, Barnes & Thornburg LLP, 1 North Wacker Drive, Suite 4400, Chicago, IL 60606, (312) 214 – 4864; Micro Pipe Fund1, LLC is controlled by David Mickelson 5927 Balfour Court, Suite 212, Carlsbad, California 92008, (760) 444-5014; Wealth Strategy Partners is controlled by Mr. Harvey Altholtz, 1800 Second St., Suite 758 Sarasota, FL  34236, (941) 366-7473

Physicians Healthcare Management Group, Inc.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 3 Investment in and acquisition of Underwriters, goodwill and other assets, page F-32

9.
Please refer to your response to comment 34. Tell us and disclose how you determined the fair -value of the surplus note was $359,631. Please tell us how you determined that this amount is collectible given that Underwriters had previously written off all amounts due from Physhield. Also, please explain to us why the cash held by Underwriters and the liability owed to PHY1-1 totaling $265,600 is not included in the purchase price allocation.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission	August 10, 2010

Response to Comment 9:  The fair value of the surplus note is based on two factors.  First, because this was an arm’s length transaction accounted for as an asset acquisition (not a business combination), the total of the assets purchased in this transaction, by definition of fair value, must add up to the purchase price.  The second factor is that the other assets had more readily determinable fair values.  The fair value determination of the surplus note is far more subjective.  The repayment of the surplus note is subject to approval by the Nevada Department of Insurance due to its regulatory authority over the debtor, i.e. - Physhield.  Due to the uncertainty of repayment, a willing buyer of this asset would not pay the face value of the note plus accrued interest but would require a discount.  The amount of that discount is much more subjective than the valuation of the other assets that receive an allocation of the purchase price.  Therefore, after determining the fair value of the other assets, the remaining unallocated purchase price was assigned to the surplus note and the related accrued interest.

The amount of the note and accrued interest was evaluated for collectibility by examining the assets and liabilities of Physhield as of each balance sheet date.  Those assets (cash and investments) totaled $549,570 and $533,806 as of December 31, 2009 and March 31, 2010.  The liabilities totaled $14,265 and $9,373 as of those same time periods, leaving $ 535,305 and $524,433, respectively.  Therefore, currently there are sufficient assets to pay the recorded fair value of the debt owed.  If management is not successful in finding a physician’s group to take advantage of the value they believe is provided by Physhield, management is confident that the Nevada Department of Insurance would approve a request to return the funds to PHYH since no claims could have been incurred.  If management is successful in finding the appropriate physician’s group then they will evaluate the available assets each reporting period to determine if a write-down is appropriate.

The reason a 100% write-down is appropriate for the Underwriters receivable from Physhield is because they have a secondary position to PHYH and there are not enough assets to pay the entire $600,000 face value plus accrued interest of PHYH’s surplus note.  Therefore, there would not be any assets available to pay Underwriters unless future profits are realized.

The total $590,000 purchase price was allocated to 1) the $212 purchase of Underwriters common stock (accounted for as a business combination) and 2) other assets totaling $589,788 as reflected in the table at the bottom of F-33.  Please note that this table is not a purchase price allocation for business combination but simply reflects how the purchase price was divided up between the business combination and the asset purchase.  The actual accounting computation under the Underwriters business combination is reflected in the table on page F-34.  As shown in that table the company considered both the $9,044 of cash acquired and the $265,600 liability to PHYH (as well as other liabilities).  The difference was assigned to goodwill.

Physicians Healthcare Management Group, Inc.
3 Months Ended M arch 31, 2010 and 2009
Note 2. Investment in Securities
Restricted Marketable Securities, page F-57

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission	August 10, 2010

10.
You disclose that the restricted marketable securities cost is $1,140,000 which approximates the fair value based on the aggregate trading price of $1,602,319 less a discount for marketability. Please tell us how you determined the trading price and discount for each security.

Response to Comment 10:  Restricted marketable securities in the previous report consisted of two stocks.  The first stock, AccessKey, is described in management’s response to question 11 below.  Upon reviewing the presentation of the second stock, ZST Digital Networks, Inc., management has updated the financial statements presentation of the stock to marketable equity securities and consequently recognized the unrealized gain in other comprehensive income without any associated discount previously presented.

Under the current accounting standards, marketable equity securities that have a selling restriction that is expected to be lifted within one year of the reporting date should be accounted for as marketable equity securities and thereby recognizing the appropriate changes in the market value as other comprehensive income or loss.  Considering the lockup agreement for ZST Digital Networks, Inc. expired three weeks after the March 31, 2010 financial statement reporting date, management has adjusted the March 31, 2010 financial statements to recognize the unrealized gain in other comprehensive income.  The March 31, 2010 pro forma financial statements have also been updated accordingly.

[See attached Insert 10 Appendix.]

11.
Please refer to your disclosure on the valuation of the net present value of slowing selling shares of AccessKey over a three year period. Explain to us how you determined net cash flows of $607,000. In your response tell us your assumptions of stock price and daily trading volume over the three year period and why management believes these assumptions are reasonable considering these shares are not currently registered and cannot be sold until at least January 2011.

Response to Comment 11:  The AccessKey investment is a convertible note receivable that management, once repayment of this note receivable became questionable, began to value based on the underlying collateral, i.e. –AccessKey common stock.  Management has consistently used a net present value of the expected cash flows model to value the stock.  Initially, management was planning to begin selling shares in May of 2010 and was using a discount rate of 15% to compute the value of the common stock.  They were assuming that they would sell shares at a rate of 20% of the most recent daily trading volume (i.e. – sell approximately 387,000 shares per day) for 21 selling days per month.  This rate of sale was targeted because it has been management’s experience that if you sell at or below 20% of the total trading volume it has minimal impact on the stock price.  However, the valuation of the stock is greatly mitigated from a fall in the market price since the conversion feature is variable.  If the market price falls, the number of shares received upon conversion increases proportionately.
Once the management was notified that they could not sell the shares until January 2011, they reviewed the valuation, considering the change in circumstances.  Since there is more risk associated with an investment that cannot produce cash flow until a later date, but also considering the fact that the risk is significantly mitigated by the variable conversion feature, management increased the discount rate from 15% to 20% and changed the computation to reflect no cash inflows until January 2011.  Management has also maintained ongoing conversations with the management of AccessKey and believes that the recent business activities provide positive indicators that AccessKey will succeed and that PHYH will recuperate their investment from the sale of these shares.

Signatures, Page 77

12.
Please revise the first paragraph in the Signatures section so that it reads: "Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of,. ,"

Response to Comment 12:   The requested revision has been incorporated per the following:

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No. 4 to its Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of Miami, Florida, on the 11th day of August, 2010.

PHYHEALTH CORPORATION

By:	/s/ Robert L. Trinka
Robert L. Trinka, Chairman and President

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 4 to the Registrant’s Form S-1 Registration Statement has been signed below by the following persons in their respective capacity as officer and/or director of the Registrant on the date indicated.

Signatures/Title	Date

/s/ Robert L. Trinka Robert L. Trinka, Chairman, President, CEO, Principal Executive Officer as well as Principal Financial and Accounting Officer	August 11, 2010

/s/ Fidel Rodriguez Fidel Rodriguez, V.P./Chief Operating Officer, Director and Treasurer	August 11, 2010

/s/ Richard E. Goulding Richard E. Goulding, Director and Corporate Secretary	August 11, 2010

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page	August 10, 2010

13.
We note our prior comment 39 and reissue the comment. If Mr. Trinka also serves as your Principal Accounting Officer, please revise the title under his signature to state that he is also signing in the capacity of Principal Accounting Officer. If someone other than Mr. Trinka serves in the capacity of Principal Accounting Office, please include the signature of such other individual,

Response to Comment 13:  The requested revision has been incorporated per the above response to Comment 12.

To facilitate your review, we will send via messenger, as indicated above, two marked and unmarked copies of these materials.  Upon completion of the review, we trust all comments will have been satisfied and you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before August 13, 2010.  To that end, we are prepared to file a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive.  Thank you for your assistance and prompt review of these materials.  I will call you next week to coordinate any remaining issues with the staff.

Sincerely,

	By:	/s/ Carl N. Duncan, Esq.
CARL N. DUNCAN, ESQ.

cc: Robert Trinka

INSERT 10 APPENDIX

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Consolidated Balance Sheets

	March 31, 2010	December 31, 2009
ASSETS	(unaudited)
Current assets:
Cash	$57,034	$122,966
Certificates of deposit	406,849	500,000
Marketable equity securities	1,144,819	59,800
Current portion of marketable securities underlying convertible note receivable	85,345	688,571
Other current assets	4,500	5,500
Total current assets	1,698,547	1,376,837
Marketable securities underlying convertible note receivable, net of current portion	554,655	451,429
Surplus notes and interest receivable	362,251	362,251
Furniture and equipment, net	7,322	6,470
Website costs, net	5,975	7,020
Other assets	2,533	2,533
Due from related party, net of allowance for loans of $620,827
and $560,387 at 2010 and 2009, respectively	-	-
Goodwill	487,320	487,320
Total assets	$3,118,603	$2,693,860

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$15,557	$11,175
Payroll taxes payable	28,888	26,550
Total current liabilities	44,445	37,725

TEMPORARY EQUITY
Series B convertible preferred stock, $0.001 par value, 38,000,000
shares authorized, 31,116,176 issued and outstanding	7,467,883	7,467,883

EQUITY (DEFICIT)
Physicians Healthcare Management Group stockholders' equity (deficit):
Series A convertible preferred stock, $0.001 par value,
162,000,000 shares authorized, issued and outstanding	162,000	162,000
Common stock, $0.001 par value, 425,000,000 authorized,
156,073,725 issued and, 155,925,507 outstanding.	156,074	156,074
Additional paid-in capital	100,000	100,000
Less: treasury stock, at cost (148,218 common shares)	(991)	(991)
Deficit accumulated during the development stage	(5,334,036)	(5,177,643)
Accumulated other comprehensive income (loss)-unrealized Income (loss) on investments	539,819	(45,200)
Total Physicians Healthcare Management Group stockholders' deficit	(4,377,134)	(4,805,760)
Noncontrolling interest	(16,591)	(5,988)
Total equity (deficit)	(4,393,725)	(4,811,748)
Total liabilities and equity (deficit)	$3,118,603	$2,693,860

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Operations and Comprehensive Income (Loss) - Unaudited

	Three months ended		February 14, 2005
	March 31,		(Inception) to
	2010	2009	March 31, 2010
Operating expenses:
Officer compensation	$57,583	$57,746	$966,628
Consulting and professional fees	54,306	54,910	1,242,992
HMO reinsurance, network and administration	-	13,659	139,270
Bad debt expense (recovery)	43,680	(261,421)	66,217
General and administration	18,276	24,986	399,899
Total operating expense (income)	173,845	(110,120)	2,815,006
Income (loss) from operations	(173,845)	110,120	(2,815,006)

Equity method loss in joint venture	-	-	(250)
Impairment loss on investment	-	-	(250,000)
Interest expense	-	-	(1,765,669)
Interest income	6,849	4,425	38,270
Other income	-	250	250
Net Income (loss)	(166,996)	114,795	(4,792,405)
Add: net loss attributable to noncontrolling interest	10,603	531	16,629
Net Income (loss) attributable to Physicians Healthcare Management Group, Inc. and Subsidiaries	$(156,393)	$115,326	$(4,775,776)

Net Income (loss) per share - basic and diluted	$(0.00)	$0.00	$(0.03)

Weighted average shares outstanding - basic and diluted	155,925,507	115,926,771	162,792,778

Net income (loss)	$(166,996)	$114,795	$(4,792,405)
Unrealized investment holding gain	585,019	-	539,819
Comprehensive Income (loss)	418,023	114,795	(4,252,586)
Net loss attributable to noncontrolling interest	10,603	531	16,629
Comprehensive income (loss) attributable to Physicians Healthcare Management Group, Inc. and Subsidiaries	$428,626	$115,326	$(4,235,957)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements - Unaudited
For the three months ended March 31, 2010

2. INVESTMENTS IN SECURITIES

Marketable Equity Securities:

As of March 31, 2010 the Company’s investments in marketable equity securities are based on the March 31, 2010 stock price as reflected in the OTC markets, and are summarized as follows:

	Equity Securities Cost	Aggregate Unrealized Gains	Equity Securities Aggregated Fair Value
Equity Securities-Available for Sale:
Bio-Matrix Scientific Group, Inc.	$105,000	$44,500	$149,500
ZST Digital Networks, Inc.	500,000	495,319	995,319
	$605,000	$539,819	$1,144,819

The unrealized gains are presented in comprehensive income (losses) in the consolidated statements of operations and comprehensive income (loss).

The investments at March 31, 2010 are as follows:

Purchase of Bio-Matrix Scientific Group, Inc. (Bio-Matrix) Stock – On January 12, 2009, the Company paid $105,000 for 1,150,000 common shares and 25,000 of non-convertible preferred shares of Bio-Matrix Scientific Group (Bio-Matrix).  Bio-Matrix is an OTCBB company listed as BMSN.  This investment is classified as available for sale by management and presented as short-term because the shares are expected to be sold in 2010.   There is a possibility that the Company could receive an additional 150,000 shares of Bio-Matrix common stock that Bio-Matrix issued to another entity under the original purchase agreement as compensation for a business transaction that never materialized.  Since that transaction never materialized, the Company believes that they should receive the shares of Bio-Matrix common stock issued to that entity.  However, those shares have not been recognized in these consolidated financial statements nor included in the fair value disclosure herein, because it is not reasonably assured that they will receive those shares.

Based on the OTC market price of the stock currently held by the Company, unrealized gain of $89,700, $0 and $44,500 is reflected in the consolidated statements of operations and comprehensive income (loss) as of the three months ended March 31, 2010, three months ended March 31, 2009 and the period February 14, 2005 (Inception) to March 31, 2010, respectively.  The fair value of these securities as of March 31, 2010 reflected in the accompanying consolidated balance sheet is $149,500.

Purchase of ZST Digital Networks, Inc. Convertible Preferred Stock – On April 30, 2009, the Company paid $500,000 for 312,500 shares of convertible preferred stock in ZST Digital Networks, Inc. (ZST Digital), a Chinese supplier of optical and digital network equipment, listed as ZSTN on NASDAQ.  Each share of preferred stock is convertible into one share of common stock.  On October 6, 2009 ZST Digital affected a 1-for-2.4615 stock split that left the Company with 126,954 series A preferred shares.  These preferred shares were also registered effective October 20, 2009 and converted to common shares on November 30, 2009 on a one-to-one basis. Although, these shares were subject to a lockup agreement they have been treated as marketable equity securities because that agreement expires within three weeks of the reporting period, on April 20, 2010.

Based on the OTC market price, unrealized gain of $495,319 is reflected in the consolidated statements of operations and comprehensive income (loss) as of the three months ended March 31, 2010 and the period February 14, 2005 (Inception) to March 31, 2010, respectively.  The fair value of these securities as of March 31, 2010 reflected in the accompanying consolidated balance sheet is $995,319.

Marketable Securities Underlying Convertible Note Receivable

Purchase of Convertible Note from AccessKey IP, Inc. (AccessKey) – On January 28, 2009 the Company paid $640,000 to AccessKey in exchange for a partially convertible note and warrants to purchase 20 million shares of AccessKey’s common stock at $0.005 per share through December 31, 2013.  The convertible note called for an interest rate of 10% with payments of $150,000 plus interest due on April 15, 2009, June 15, 2009, and September 15, 2009 with the balance due on January 28, 2010.   The note allows the Company to convert $300,000 of the note to AccessKey common stock based on a conversion price of 50% of the lesser of $0.0125 per share or the common stock’s bid price as defined by the agreement.

AccessKey defaulted on the first two note payments and the note was renegotiated on July 31, 2009 to eliminate the partial payments, and to allow all the principle and interest to be paid on the original maturity date of January 28, 2010.  In consideration of the note modification, AccessKey issued 15 million shares of its common stock to Phyhealth and increased the warrants to 25 million shares of common stock at an exercise price of $0.005 per share through December 31, 2014.  The agreement further provided that if AccessKey defaulted on the revised payment schedule the warrant to purchase common shares would triple to 75 million shares with a total exercise price of $100 for all shares.

AccessKey has defaulted on the January 28, 2010 payment.  Consequently, the Company looks to the shares of AccessKey common stock to recover its investment and has exercised the warrant for 75 million shares, for a total of 90 million shares of AccessKey common stock.  Management has done a valuation of the net present value of the expected proceeds from slowly selling the 90 million shares and the shares still to be converted over the next three years.  The valuation assumed selling the common stock at a rate of 20% of the average daily sales volume, the impact of the contracted conversion factor described above and a discounted factor of 20%.  Based on that computation, the management estimates that the net present value of expected cash flows was $607,000 as of March 31, 2010, which is $33,000 lower than the $640,000 face value of the note receivable.  Based on management’s review of the AccessKey business, they currently estimate that the $33,000 shortfall is a temporary condition.  Consequently, no impairment charge has been recognized on this investment.  Further, management estimates that $85,346 of the proceeds from the future sale of these shares will be received in for the year ending March 31, 2011 and has classified that amount of the investment as a current asset, with the remaining $554,654 classified as a long-term asset.  Although there is an OTC Pink Sheets market to sell these shares, since the AccessKey shares are not currently registered and can’t be sold until at least January 2011 under securities law, they are considered to be restricted marketable securities as of March 31, 2010 and are disclosed as collateral in the fair value disclosures in Note 3 below.

In addition, the $300,000 portion of the note receivable that is subject to conversion into AccessKey’s common stock was evaluated to see if it met the definition of a derivative asset as described by Statement of Financial Accounting Standards Codification (ASC) section 815,“Derivative and Hedging.”  It was determined that while this note meets the definition of a derivative asset, a derivative asset was not be recorded because realization of this asset over and above the face value of the receivable is not reasonably assured.

3.  FAIR VALUE MEASUREMENTS

The levels of the fair value measurements for both marketable and restricted marketable securities are summarized as follows:

	Fair Value Measurements Using:
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable Securities Underlying Convertible Note Receivable	$640,000	$-	$-
Marketable Equity Securities	$1,144,819	$-	$-